EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Supernus Pharmaceuticals, Inc.:

We consent to the use of our report dated March 8, 2016, except as to Note 2, which is as of January 20, 2017, with respect to the consolidated balance sheet of Supernus Pharmaceuticals, Inc. and subsidiary as of December 31, 2015, and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity, and cash flows for the year then ended, incorporated herein by reference.

As discussed in Note 2 to the consolidated financial statements, the consolidated financial statements for the year ended December 31, 2015 have been restated to correct for errors in accounting for a sale of future royalty revenues.

/s/ KPMG LLP

Baltimore, Maryland
February 17, 2017